Exhibit 99.(a)(26)

Conference Call Transcript

Gold Fields Response
to Hostile Bid by Harmony

3 November 2004

Introduction

Operator

Good day ladies and gentlemen. Welcome to the Gold Fields’ response to the hostile bid by Harmony, conference call. My name is Mike and I will be your conference coordinator today. At this time, all participants are in a listen-only mode and we will be facilitating a question and answer session towards the end of this conference. If at any time during the call you require assistance please press * followed by 0 and a conference coordinator will be happy to assist you.

I would now like to turn the presentation over to your host for today’s call, Mr Willie Jacobsz, please proceed, sir.

Willie Jacobsz – Investor Relations Gold Fields

Thank you very much Mike. Ladies and gentlemen, thank you very much for joining us for this conference call. We have got on the call Mr Ian Cockerill the Chief Executive Officer of Gold Fields; Nick Holland, the Chief Financial Officer, as well as John Munro, head of our international operations.

Response to Hostile Bid by Harmony — conference call	Gold Fields

The discussion will be led by Ian Cockerill, he will give a brief introduction, after which we will take questions. I now hand over to Ian.

Ian Cockerill — CEO

Willie, thank you very much indeed. Good morning everybody, or good afternoon, depending upon where you are in the world, and thank you for joining us here today.

Today Gold Fields has posted its Offer Response document to shareholders and has filed that document with the SEC. So, at least now we are finally able to provide a direct response to Harmony’s hostile and unsolicited offer.

We began doing this in our presentations to South African investors and media this morning, and you will find that presentation on our website at www.goldfields.co.za. I certainly would urge you to visit that site to see the presentation.

Now, as far as Harmony’s value-destructive offer is concerned, the recommendation from the Board of Gold Fields to our shareholders is that this offer should be rejected. It also recommends that Gold Fields’ shareholders should not tender any of their shares into the Harmony offer.

In a moment I will explain to you why Harmony’s arguments are wrong on the fundamentals, but first I want to make it very clear that our shareholders do not face a straight choice between the Harmony offer and the IAMGold deal. The circular for the IAMGold transaction, or the creation of Gold Fields International, will be going out shortly, and there will be an EGM convened for 7 December where shareholders will be able to exercise their vote. That is the time when all of our shareholders get the opportunity to decide on the Gold Fields International transaction.

Shareholders must look at the Harmony offer on its own merits, and when they do, I am confident that they will find it is coercive in nature; it disenfranchises shareholders and is value destructive to Gold Fields’ shareholders in its current form.

Let’s turn to the fundamentals. First point – We strongly oppose the short-cut partial offer structure. The structure of the offer is abusive, coercive and contrary to the accepted principles of equitable treatment of all shareholders. If Harmony really believes that its

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value proposition is fair to Gold Fields’ shareholders, then it should be presented in a form that allows all shareholders to decide, not this short-cut structure that disenfranchises the majority.

Secondly, it is a fundamental flaw in this offer that Harmony’s shares are grossly over-valued. Therefore, the Harmony offer destroys the value for Gold Fields’ stakeholders on many key metrics, including a 79 percent dilution on headline earnings and a 59 percent dilution on cash flow from operations.

Thirdly, I would like to remind you that Gold Fields is in a sound financial position, with a strong balance sheet and positive cash flow. Harmony, in contrast, is desperate to do this deal because they are financially stretched; they are running out of cash, they are unable to cover their interest payments, and it is increasingly clear that the Harmony business model is unsustainable at the current rand/dollar exchange rates that we are experiencing here in South Africa.

Fourthly, Harmony does not seem to be able to manage its costs over the longer term. Gold Fields has certainly proven – and if you look at the last five quarters here in South Africa alone – we have managed to keep our costs in South Africa flat over the last five quarters, despite two very large pay increases and some very substantial increases in items such as steel.

Harmony has made a loss in each of the last five consecutive quarters. Certainly, there is no long-term record of cost cutting. Their short-term successes quickly turn into long-term rising costs. In our presentation today, you will see this on the website if you look. You will see that this is really what has happened at both Evander and at Elandskraal.

Fifth point, Harmony boosted being able to take out a billion rand a year of costs on top of the significant cost saving initiative that Gold Fields had already communicated to the market earlier this year. Can I remind you that our operating costs both as a Group and solely in South Africa are lower than Harmony’s.

Next point, unsurprisingly, Harmony has been completely vague on how such a massive sum can be saved without destroying the underlying business. Assuming that they wish to come in here and take over the company, after they’ve shut down the head office, which

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costs R140m a year to run for Gold Fields, where are the additional savings going to come from? How many shaft closures and job losses would that mean? How sustainable would such a business model be if that level of cost was taken out?

I think that we have demonstrated clearly that this 29 percent premium that we are supposedly offered by Harmony is an illusion. The true premium on the day prior to the offer made to Gold Fields’ shareholders was 7 percent premium on the New York Stock Exchange. That is a derisory premium by all the standards of hostile take-overs that have taken place on the global mining scene over the last decade.

In contrast to Harmony’s offer, the hard evidence shows that Gold Fields is a better investment proposition. Since this company was formed in 1998 we have seen a 39 percent growth in production. We have seen a 5 percent growth in reserves, net of depletion, and we have seen a massive 168 percent uplift in the share price.

Importantly – and I believe this is a real asset test – over the same period an investment in Gold Fields Ltd on a per share basis has generated total return for shareholders, including capital and dividends, of 200 percent, or a 25 percent CAGR compared to 112 percent or a 16 percent CAGR for Harmony. If the Harmony way was so value-accretive, why is it that it is not showing in the share price?

Our international diversification is a source of strength. The creation of Gold Fields International is a good deal for Gold Fields shareholders, and importantly for South Africa, because you will have a South African company that will own a large chunk of an international vehicle which is being created to form the platform for a very aggressive growth vehicle.

The premium paid for this privilege is a modest 18 percent if you include the CAN$0.50 dividend that will be paid to existing IAMGold shareholders. Without that dividend, it is an 11 percent premium. Gold Fields Ltd will control, consolidate and manage Gold Fields International with seven out of the ten Board seats. Gold Fields International is going to have direct access to North American equity markets to enable it to compete directly with other gold majors.

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We have a clear strategy to optimise our high-quality South African assets, where we have already shown somewhere in the order of a potential R300m worth of cost savings a year. We are looking at R400m worth of additional revenue through improved quality volume. We have already invested R4.8b over the last five years in our long-life shafts, in improving the infrastructure of our mines, to set ourselves up for the next decade ahead.

We believe that the Harmony’s coercive offer is therefore totally without merit on any rational basis. It is the duty of a Board to protect the value of Gold Fields’ investors’ holdings from this value-destructive proposal. That is why we are going to aggressively pursue legal action in South Africa, as well as in the US to ensure that the majority of our shareholders are not disenfranchised, and that is why we are urging both Gold Fields’ and Harmony’s shareholders to reject this flawed offer.

With that, I will hand it over to questions.

Q&A Session

Operator

Thank you sir. Ladies and gentlemen, if you wish to ask a question please key *1 on your telephone. Please allow one moment for our first question to queue up. Our first question comes from the line of Ian Polliter with Redbrick Capital.

Ian Polliter – Analyst, Redbrick Capital

Hi. Good morning. The question I have, this is the first time I have heard you discuss US legal processes as a way to go forward. Could you give us a little bit more detail in what you are planning to do there?

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Nick Holland

We are investigating litigation action in the US. Until such time that a decision is taken to launch that action, I am not at liberty to discuss it with you. But, if and when we do so, we will let people know what the details are.

Ian Polliter

Okay. Thank you.

Operator

The next question comes from the line of Lee Dunlop with Cargyle Investor Services. Please go ahead.

Lee Dunlop – Analyst, Cargyle Investor Services

Good afternoon gentlemen. I just want to know what the response is to Harmony’s letter yesterday and whether the option of discussing, I guess a friendly merger, is out of the question, or it is potentially something you may look at in the future?

Ian Cockerill

Lee, thank you. That is a good question. I have in fact sent a letter back to Harmony. That letter has been sent off to them, and that letter will be made public tomorrow. We would like Harmony to have a chance to digest the contents. But in essence, what we have said is that it will be very difficult for us to sit down and have friendly discussions when we have a loaded gun at our head. We believe that if we are going to have a friendly discussion, then it is important to level the playing fields, and on that basis we believe that this coercive early offer needs to be taken off the table. That is essentially the essence of the letter.

It is impossible to have a friendly discussion whilst you have this gun loaded to your head. And, I might add, in addition, we do make a note in the letter that the week prior to this

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hostile offer being launched, myself and Nick Holland actually did have a discussion with Bernard where we said, ‘Are there any ways that we could possibly cooperate together’? Then four days later we get this hostile proposal.

Lee Dunlop

Your comments regarding a loaded gun, are you referring to the structure of the deal as a whole? Or are you mainly referring to the fact of the IAMGold EGM?

Ian Cockerill

It has got nothing to do with IAMGold; it has got everything to do with the structure of the Harmony proposal. Absolutely nothing to do with IAMGold.

Lee Dunlop

Thank you very much.

Operator

The next question comes from the line of Bernard Pache with HBK. Please go ahead. Okay.

Bernard Pache – Analyst, HBK

Hi. Good morning. I have a couple of questions. One is that I just want to understand the scenario a bit better. If the IAMGold deal goes ahead, you have this regional restriction in the sense that Gold Fields South Africa can only invest in certain areas of the globe, and Gold Fields International in others. If, for whatever reason, someone wants to change that covenant, is that possible? Or what would it take to change that? That’s my first question.

My second question is regarding the Gold Fields International Board composition. I was just reading a presentation by Harmony where they claim that Gold Fields will only have two members there. You are saying seven, and I just want to clarify that.

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My third question is just in terms of the things that you have said today in this response. I do not see anything particularly new. So, I would like to understand why wait so long, if possible. That is all. Thanks.

Nick Holland

I will answer the first question on the structure of the deal. I think the one thing that we have got to remember here is that the companies are not being split up. All that Gold Fields is doing is repackaging its existing offshore assets and putting those into a separate listed vehicle. At the end of the day, the Gold Fields Group will still end up being the consolidated results of both the South African assets and the international assets.

So, for practical purposes, given that we own and control the majority of the shares in Gold Fields International, it makes sense for us to actually set out where the demarcation lines are for the two companies, because we own both of them. If the scenario changed whereby the company was split up in someway, then obviously all bets would be off.

So frankly, we do not see why this is such an issue in people’s minds because it is all part of one group. If the companies were splitting, it would be a different situation.

Ian Cockerill

Bernard, with regards to your other question on the Gold Field Board, the correct approach is that there are ten nominees to the Gold Fields International Board. Three will be IAMGold nominees, and seven will be Gold Fields’ nominees. The Harmony presentation refers to two Gold Fields’, which are in fact myself and Nick Holland. They are saying that there are only two Gold Fields’ executive directors who go onto the Gold Fields International Board.

Now, you know as well as I do that in the North American marketplace, as elsewhere in the world, good corporate governance demands that you have a board that is as strongly independent as possible, yet has the appropriate skills and experience to deal with the type of business that you are running.

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So, Gold Fields will be providing seven nominees to that Board, two of them will be myself and Nick. Another three will be three existing Gold Fields Ltd directors, who will step down from Gold Fields Ltd Board and will take up a sole position on the Gold Fields International Board, and then two other nominations who will be named in due course. So, Gold Fields will actually have seven nominees on that Board – not two.

Operator

The next question comes from the line of Terrence Woodson with [TSO] Associates. Please go ahead.

Terrence Woodson – Analyst, TSO Associates

Thanks, Ian, for doing the presentation. Has there been any contact made with Norilsk? Are there any roles to play either legally against or for them or with them?

Ian Cockerill

Terrence, there is still communications going backwards and forwards, but obviously it is somewhat more circuitous than it has been in the past.

Terrence Woodson

Okay. Let’s leave it at that. Thanks.

Operator

The next question comes from the line of Nolan (Menachamson) with BJM. Please go ahead.

Nolan Menachemson, BJM

Hi.. Good afternoon. I am not sure if this question has been asked. If it has, I came into the call a bit late, I apologise. I have two quick questions. Have you got any feedback

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from the SRP? There does not seem to be a lot said about that discussion that you had last week. My second question is, when are you going to let the market and shareholders know when the EGM vote will be on the IAMGold deal?

Nick Holland

We have had no feedback from the SRP as yet. We are still waiting for that. In fact, this morning we did announce that the vote on the IAMGold transaction will be on 7 December.

Nolan Menachemson

Can you confirm the date by which ADR holders have to be registered to vote in that meeting?

Nick Holland

29 October.

Nolan Menachemson

Is that the record date?

Nick Holland

That is the record date.

Nolan Menachemson

Okay. Thank you.

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Operator

The next question comes from the line of Lee Dunlop with Cargyle Investor Services. Please go ahead.

Lee Dunlop

Good afternoon again. I just wanted to confirm what the view of your shareholders is, other than Norilsk’s, regarding IAMGold. Obviously we know what Norilsk thinks. And whether potentially dropping or changing the IAMGold deal would be considered to get Norilsk not to tender their shares to Harmony.

Nick Holland

I will answer the second part of that question. The agreement with IAMGold has been signed. We have signed agreements with them, which oblige us to take this to a shareholder vote. That is why that vote has been set up for 7 December. So, we have committed ourselves to the transaction legally. And now it is up to the shareholders of Gold Fields to decide whether or not they want the transaction to go through.

Lee Dunlop

Sorry. The first question was not clarified.

Ian Cockerill

Sorry. Would you say what that question is again please, Lee?

Lee Dunlop

Have you had feedback from your other shareholders regarding IAMGold?

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Ian Cockerill

Yes, we have. It would be fair to say that there has been a mixed response. We have had questions from some shareholders, many of them in support; some somewhat dubious, ambivalent. They have not told us exactly what they will or wont be doing. We will find out what their views are on the day of the vote. That is what we are going to allow them to do. We are going to allow our shareholders to exercise their vote.

Lee Dunlop

Okay. Thank you very much.

Operator

The next question comes from the line of Adrian Day with Global Strategic Management. Please go ahead.

Adrian Day – Analyst, Global Strategic Management

Good morning. I have two questions that are sort of follow-ons from previous questions, and I hope you do not mind that. The first one is on Norilsk. I understand the contact and so on, but I am wondering if you have a clearer idea of anything that Norilsk might actually be wanting that would satisfy them?

Then my second question, again a follow-up to the last question with regards to Gold Fields’ shareholders. Have you had any feedback from Gold Fields’ shareholders, not in regard to IAMGold, but with regard to your approach of using legal tactics to try to defeat this, rather than a straightforward shareholder vote?

Ian Cockerill

Adrian, I think most informed shareholders understand that the use of the legal defence is not a frustrating action. They recognise that it is being done to ensure that there is an equitable and level playing field. I think that is the response that we are getting from

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people. We are not getting anybody saying that they do not want us to take this legalistic route.

In response to your first question about Norilsk, I would imagine, and you would have to ask Norilsk this, but I would imagine what Norilsk want is they want maximisation of value. Certainly we had hoped that we would be able to do that for them, working in conjunction.

I think if one looks at the presentation we have put up today, where we quite clearly show that a sale of Gold Fields stock in exchange for Harmony stock is probably not a particularly good trade. So, I would hope that having seen this presentation, and we know that they have asked for the presentation, it may well be that they take a slightly different view than the one which is currently in the marketplace, but I do not actually know what it is that they want at this stage.

Adrian Day

Okay. Thank you.

Nick Holland

Can I just also add to Ian’s answer, in terms of the two-stage process, that one of the problems we have with the two-stage process is that this would be outlawed in almost every other jurisdiction in the world, but for some whatever reason it is allowed in South Africa.

The problem with a two-stage process, as set out, is that there are a different set of conditions in the follow-on offer than there is in the first offer. So, as a consequence, you may accept shares into the first offer, not knowing whether or not the second offer is going to go through.

So, that is our main concern here. We are not looking to prevent shareholders from voting on a transaction. We would like shareholders though to be presented with an offer that is in line with the standard norms for this kind of transaction.

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Operator

The next question comes from the line of Nolan Menachemson with BJM.

Nolan (Menachamson)

Sorry, I have just a follow-up question on that record date on the ADR holders. Is it correct to say that ADR holders can actually convert into ordinary shareholders after that date and still vote at the IAMGold meeting?

Ian Cockerill

Correct.

Nolan Menachemson

And then I think this may have been answered, but forgive me again if it has. I read on the wires that you were saying earlier that Norilsk may change their mind. Where did that come from, and is the answer to that what you said earlier, just about them assessing the bid for its merits?

Ian Cockerill

I am not sure where that response comes from. I think it is probably misinterpretation, and it is exactly as you suggest, that we would certainly hope that they would change their minds. If one looks at the presentation that we gave today, I think we have set out quite clearly where the real value lies in this transaction.

Nolan Menachemson

Okay. Thank you.

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Operator

There are no other questions in queue at this time, sir.

Ian Cockerill

Good. Well, ladies and gentlemen thank you for listening in here today. We look forward to talking to you in the not-too-distant-future. Thank you and cheerio.

[end]

Important Information for US shareholders

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Forward-looking statements

The materials in this transcript may contain forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in the following materials are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the following materials and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights;

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fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS NOT INTENTED FOR ANYONE IN AUSTRALIA, CANADA, JAPAN AND THE REPUBLIC OF IRELAND

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